WITHDRAWAL REQUEST

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

February 1, 2023

Re: Visium Technologies, Inc.

Request for Withdrawal of Registration Statement on Form S-1
File No. 333-263551
CIK No.: 1082733

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Visium Technologies, Inc., a Florida Corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File No. 333-263551 initially filed on March 15, 2022, together with all exhibits and amendments thereto, (collectively, the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter.

The Company has determined not to pursue the contemplated public offering at this time. The Commission has not declared the Registration Statement effective under the Act and no securities were sold in connection with the offering contemplated by the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any comments or questions regarding this matter, please contact our counsel at Lucosky Brookman LLP, Scott E. Linsky, at (732) 395-4408.

Thank you for your assistance in this matter.

Sincerely,
Visium Technologies, Inc.

/s/ Mark Lucky
Mark Lucky
Chief Executive Officer